Exhibit 97.02

INSIDER TRADING POLICY
OF
BLUE DOLPHIN ENERGY COMPANY

Effective as of November 1, 2007

Blue Dolphin Energy Company (the “Company”) has adopted this Insider Trading Policy (the “Policy”), which prohibits trading based on Material Nonpublic Information (defined below) regarding the Company, in order to take an active role in the prevention of insider trading violations. This Policy applies to all transactions in the Company’s securities, including common stock, options to buy or sell common stock or any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible securities, as well as to derivative securities relating to the Company’s common stock, whether or not issued by the Company, such as exchange-traded options. This Policy applies to all officers, directors, and all other employees, consultants and contractors of the Company who receive or have access to Material Nonpublic Information, as well as members of their immediate families in each case where such persons have or may have access to Material Nonpublic Information. The Policy is to be delivered to all new employees and consultants upon the commencement of their relationships with the Company. You should read this Policy carefully, consult with the Company’s Insider Trading Compliance Officer regarding any questions you may have. The Insider Trading Compliance Officer shall be the Secretary of the Company. Promptly sign and return the attached Certification acknowledging receipt thereof to the Insider Trading Compliance Officer.

I.	DEFINITION OF MATERIAL NONPUBLIC INFORMATION

What Information is “Material”?

It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities. Information that is likely to affect the price of a company’s securities is almost always material. It is also important to remember that either positive or negative information may be material.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:

—	Financial results (quarterly, annual or otherwise)
—	Projections of future earnings or losses
—	Significant regulatory developments
—	News of a pending or proposed merger
—	News of the disposition or acquisition of significant assets
—	New discoveries
—	Impending bankruptcy or financial liquidity problems
—	Gain or loss of a substantial customer or supplier
—	Changes in dividend policy
—	New contract announcements of a significant nature
—	Stock splits
—	New equity or debt offerings
—	Significant litigation exposure due to actual or threatened litigation
—	Major changes in senior management

If your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any securities transaction, you should consider carefully how Securities and Exchange Commission (“SEC”) regulators and others might view your transaction in hindsight with all of the facts disclosed.

What Information is “Nonpublic”?

Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public.

II.	GENERAL POLICY

This Policy prohibits you from trading or tipping others who may trade in the securities of the Company while in possession of Material Nonpublic Information about the Company. You are also prohibited from trading or tipping others who may trade in the securities of another company if you are in possession of Material Nonpublic Information about the other company in connection with your employment or position at the Company.

Trading on Material Nonpublic Information

No director, officer, employee, consultant or contractor of the Company, and no Family Member (as defined below) of any such person, shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company, and ending at the beginning of the third Trading Day (as defined below) following the date of public disclosure of such Material Nonpublic Information, or at such time as such information is no longer material. As used herein, with respect to any person, “Family Member” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law (including adoptive relationships), who shares the same household as such person. As used herein, the term “Trading Day” shall mean a day on which national stock exchanges and the National Association of Securities Dealers, Inc. Automated Quotation System (“NASDAQ”) are open for trading. A “Trading Day” begins at the time trading begins on such day. This restriction on trading does not apply to transactions made under a trading plan adopted pursuant to SEC Rule 10b5-1 and approved by the Board of Directors.

Tipping Others of Material Nonpublic Information

No director, officer, employee, consultant or contractor of the Company shall disclose or tip Material Nonpublic Information to any other person (including Family Members) where such Material Nonpublic Information may be used by such person to his or her profit by trading in the securities of companies to which such Material Nonpublic Information relates, nor shall such director, officer, employee, consultant or contractor of the Company or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities.

Confidentiality of Material Nonpublic Information

Material Nonpublic Information relating to the Company is the property of the Company and the unauthorized disclosure of such Material Nonpublic Information is prohibited. If any officer, director or employee of the Company receives any inquiry from outside the Company, such as from a securities analyst, for information (particularly financial results and/or projections) that may be Material Nonpublic Information, the inquiry should be referred to the Company’s President or Vice Presidents, who are responsible for coordinating and overseeing the release of such information to the investing public, securities analysts and others in compliance with applicable laws and regulations.

III.	APPLICABILITY OF POLICY TO MATERIAL NONPUBLIC INFORMATION REGARDING OTHER COMPANIES

This Policy and the guidelines described herein also apply to Material Nonpublic Information relating to other companies, including the Company’s customers, vendors or suppliers (“business partners”), when such Material Nonpublic Information is obtained in the course of employment with, or other services performed on behalf of, the Company. Civil and criminal penalties and termination of employment may result from trading on inside information regarding the Company’s business partners. All officers, directors, employees, consultants and contractors should treat Material Nonpublic Information about the Company’s business partners with the same care required with respect to Material Nonpublic Information related directly to the Company.

IV.	TRADING GUIDELINES AND REQUIREMENTS

Blackout Period

The period beginning at the close of market on the tenth Trading Day following the last day of the third month of each fiscal quarter and ending at the beginning of the third Trading Day following the date of public disclosure of the financial results for that quarter is a particularly sensitive period of time for transactions in the Company’s stock from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that officers, directors and certain employees will, during that period, often possess Material Nonpublic Information about the expected financial results for the quarter during that period. Accordingly, this period of time is referred to as a “Blackout Period”. All directors and officers and those other employees identified by the Company from time to time and who have been notified that they have been so identified are prohibited from trading during such Blackout Period.

In addition, from time to time, the Company may impose a special Blackout Period prohibiting directors, officers and potentially a larger group of employees, consultants and contractors from trading securities of the Company because of material developments known to the Company and not yet disclosed to the public. In such event, directors, officers and such employees, consultants and contractors may not engage in any transaction involving the purchase or sale of the Company’s securities and should not disclose to others the fact of such suspension of trading. This restriction on trading does not apply to transactions made under an approved Rule 10b5-1 trading plan. The Company would re-open the Trading Window at the beginning of the third Trading Day following the date of public disclosure of the information, or at such time as the information is no longer material.

The prohibition against trading during the Blackout Period encompasses the fulfillment of “limit orders” by any broker for a director, executive officer or other identified person, and the brokers with whom any such limit order is placed must be so instructed at the time it is placed.

Trading Window

To ensure compliance with this Policy and applicable federal and state securities laws, the Company requires that all directors and officers and those certain identified employees of the Company refrain from conducting transactions involving the purchase or sale of the Company’s securities other than during the period commencing at the open of market on the third Trading Day following the date of public disclosure of the financial results for a particular fiscal quarter or year and continuing until the close of market on the tenth Trading Day following the last day of the third calendar month of the next fiscal quarter. This restriction on trading does not apply to transactions made under an approved Rule 10b5-1 trading plan.

It should be noted that even during the Trading Window, any person possessing Material Nonpublic Information concerning the Company, whether or not subject to the Blackout Period and Trading Window, should not engage in any transactions in the Company’s securities until such information has been known publicly for at least two full Trading Days, whether or not the Company has recommended a suspension of trading to that person. This restriction on trading does not apply to transactions made under an approved Rule 10b5-1 trading plan. Trading in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and all directors, officers and other persons should use good judgment at all times.

Preclearance of Trades

The Company has determined that each officer, director, consultant and certain other persons identified by the Company from time to time must refrain from trading in the Company’s securities, even during any applicable Trading Window, without first complying with the Company’s “preclearance” process. Each such person should contact the Company’s Insider Trading Compliance Officer prior to commencing any trade in the Company’s securities. The Insider Trading Compliance Officer will consult as necessary with senior management and counsel of the Company before clearing any proposed trade. Although a director, officer, employee, consultant or contractor of the Company wishing to trade pursuant to an approved Rule 10b5-1 trading plan need not seek preclearance from the Company’s Insider Trading Compliance Officer before each trade takes place, such a director, officer, employee, consultant or contractor of the Company must obtain Company approval of the proposed Rule 10b5-1 trading plan before it is adopted.

Individual Responsibility

Every officer, director, employee, consultant and contractor of the Company is responsible for complying with this Policy. A director, officer, employee, consultant or contractor of the Company may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the director, officer, employee, consultant or contractor of the Company believes he or she may suffer an economic loss or forego anticipated profit by waiting.

V.	CERTAIN EXCEPTIONS

For purposes of this Policy, the Company considers that the exercise of stock options for cash under the Company’s stock option plan are exempt from this Policy, since the other party to these transactions is the Company itself and the price does not vary with the market, but is fixed by the terms of the option agreement. In addition, for purposes of this Policy, the Company considers that bona fide gifts of the securities of the Company are exempt from this Policy.

VI.	PROHIBITED TRANSACTIONS

Because the Company believes it is improper and inappropriate for its directors, officers and employees to engage in short-term or speculative transactions involving certain securities, it is the Company’s policy that directors, officers and employees may not engage in any of the following transactions:

Purchases of Company Common Stock on Margin

Any common stock of the Company purchased in the open market should be paid for in full at the time of purchase. Purchasing the Company’s common stock on margin (i.e., borrowing money from a broker or other third party to fund the stock purchase) is strictly prohibited by this Policy.

Short Sales of Company Common Stock

Selling the Company’s common stock short is strictly prohibited by this Policy. Selling short is the practice of selling more shares than you own, which is a technique used to speculate on a decline in the share price.

Buying or Selling Puts or Calls on Company Common Stock

The purchase or sale of options of any kind, whether puts or calls, or other derivative securities relating to the Company’s common stock is strictly prohibited by this Policy. A put is a right to sell at a specified price a specific number of shares by a certain date and is utilized in anticipation of a decline in the share price. A call is a right to buy at a specified price a specified number of shares by a certain date and is utilized in anticipation of a rise in the share price.

VII.	POTENTIAL CRIMINAL AND CIVIL LIABILITY AND/OR DISCIPLINARY ACTION

SEC Enforcement Action

The adverse consequences of insider trading violations can be staggering and currently include, without limitation, the following:

For individuals who trade on inside information (or tip information to others):

—	A civil penalty of up to three times the profit gained or loss avoided;
—	A criminal fine (no matter how small the profit) of up to $5 million; and/or
—	A jail term of up to twenty (20) years.

For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:

—	A civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of the employee’s violation; and/or
—	A criminal penalty of up to $25 million.
—	The civil penalties may extend personal liability to the Company’s directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.

Disciplinary Action by the Company

Directors, officers, employees, consultants or contractors of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include termination or other appropriate action.

VIII.	PLANNED TRADING PROGRAMS (ONLY APPLICABLE TO DIRECTORS AND OFFICERS)

Rule 10b5-1 under the Securities Exchange Act of 1934 provides an affirmative defense from insider trading liability under Rule 10b-5.

Rule 10b5-1 Plans are designed to provide flexibility to those who would like to plan securities transactions in advance at a time when they are not aware of Material Nonpublic Information, and then carry out those pre-planned transactions at a later time, even if they later become aware of Material Nonpublic Information after the Rule 10b5-1 Plan is implemented but before the trade is executed. In general, a 10b5-1 plan must be entered into at a time when there is no undisclosed material information. Once the plan is adopted, the director, officer, employee, consultant or contractor of the Company must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

All Rule 10b5-1 Plans must be approved by the Company’s Board of Directors. If you are interested in effecting trades in the Company’s securities pursuant to a 10b5-1 Plan, you should contact your broker who should be able to assist you with formulating an acceptable plan.

IX.	ADDITIONAL INFORMATION (ONLY APPLICABLE TO DIRECTORS AND EXECUTIVE OFFICERS)

Section 16 Reporting Persons

The Company’s directors and certain executive officers (“Reporting Persons”) are required to file Section 16 reports with the SEC when they engage in transactions in the Company’s securities. Although the Company may generally assist Reporting Persons in preparing and filing the required reports, Reporting Persons retain responsibility for the reports. Reporting Persons are required to provide advance notice to the Company’s Insider Trading Compliance Officer of any proposed transactions involving the Company’s securities. The Company’s Board of Directors will designate the executive officers that are Reporting Persons.

Reporting Persons are also subject to the limitations on “short-swing” transactions set forth in the federal securities laws. The practical effect of these provisions is that Reporting Persons who purchase and sell the Company’s securities within a six-month period (including a sale followed by a purchase within six months) will be required to refund all profits from the transactions to the Company, whether or not such person had knowledge of any Material Nonpublic Information at the time of the transactions, unless an exception is applicable to the transaction or security.

In addition, Section 16 of the Exchange Act and the reporting requirements related thereto apply to transactions in the Company’s securities by Family Members of the Reporting Persons.

Rule 144 Reports

Reporting Persons are also generally required to comply with the provisions of Rule 144 (“Rule 144”) under the Securities Act of 1933, including the filing of Form 144 with the SEC, to dispose of the Company’s securities. Form 144 notifies the SEC of such person’s intent to sell the Company’s securities. The Form 144 is generally prepared and filed by the Reporting Person’s broker and is in addition to any Section 16 reports that may be required to be filed (as discussed above) in connection with such transactions. In addition, Family Members of Reporting Persons may also be required to comply with Rule 144 in connection with sales of the Company’s securities.

X.	INQUIRIES

Please direct your questions as to any of the matters discussed in this Policy to the Company’s Insider Trading Compliance Officer.

CERTIFICATION

To Blue Dolphin Energy Company:

I have received a copy of Blue Dolphin Energy Company’s Insider Trading Policy. I have read and understand the Policy. I will comply with the policies and procedures set forth in the Policy. I understand and agree that my failure to comply in all respects with this Insider Trading Policy is a basis for termination for cause of my employment with Blue Dolphin Energy Company and any subsidiary or other affiliate to which my employment relates.

Signature	Date

Printed Name

This document states a policy of Blue Dolphin Energy Company and is not intended to be regarded as the rendering of legal advice.